UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 16 July 2015
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes
No X

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Issued by Harmony Gold
Mining Company Limited
For more details contact:
Frank Abbott
Financial Director
Tel: +27 (0)82 800 4290 (mobile)
Marian van der Walt
Executive: Corporate and Investor
Relations
Tel: +27 (0)82 888 1242 (mobile)
Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
Listing codes:
JSE: HAR
NYSE: HMY
ISIN no:
ZAE000015228
Registration no: 1950/038232/06
Harmony Gold Mining Company Limited
(Harmony), a world-class gold mining
and exploration company, has
operations and assets in South Africa
and Papua New Guinea. Harmony,
which has more than 60 years’
experience in the industry, is the third
largest gold producer in South Africa.
Our assets include 9 underground
mines and 1 open pit operation and
several surface sources in South Africa.
Our assets in PNG
–
an open pit mine
(Hidden Valley), as well as the
significant Golpu project
–
are held in a
joint venture. We also own several
exploration tenements, in Papua New
Guinea.
The company’s primary stock exchange
listing is on the JSE with a secondary
listing on the New York Stock
Exchange. The bulk of our shareholders
are in South Africa and the United
States. Additional information on the
company is available on the corporate
Harmony CEO Graham Briggs to retire
Johannesburg. Thursday, 16 July 2015. The Board of Harmony Gold Mining
Company Limited (“Harmony” and/or “the Company”) advises that Graham Briggs,
Chief Executive Officer (CEO), has indicated his wish to retire as CEO and member of the board. Graham (62), has had a long and distinguished career in the South African mining industry, including 20 years of service with Harmony. He was appointed as
CEO in 2008.
The chairman of Harmony, Patrice Motsepe, extended to Graham the well wishes of the board, adding that “it has been a privilege to work with Graham and we wish to thank him for the valuable contribution he has made to Harmony and the mining industry. The global mining industry is currently experiencing challenging times and we are committed to ensuring that Harmony continues to be a globally competitive company.”
The Harmony Board will now commence a formal search for the new CEO. Graham has agreed to remain in the role of CEO until a suitable candidate has been appointed and to ensure a smooth handover. When the new CEO has been appointed, a further announcement will be made.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: Dated: July 16, 2015
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director